# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Inspirato Inc, CIK 0001820566
CUSIP: 45791E206
Title of class of securities: Class A common stock, $0.0001 par value per share
Address of issuer's principal executive offices: 1544 WAZEE STREET, DENVER, Colorado (CO), 80202
Date of event which requires filing of this statement: 02/03/2026
Filed by CIK 0001939800
Persons authorized to receive notices and communications: Sara Whitford, 1601 19th St, Ste 500, Denver, Colorado (CO), 80202, 3036190748

## Reporting persons
- One Planet Group LLC (CIK 0001939800): type of reporting person: other (OO); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: N/A
- Payam Zamani: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: N/A

## Item 1. Security and Issuer
Title of class of securities: Class A common stock, $0.0001 par value per share
Name of issuer: Inspirato Inc
Address of issuer's principal executive offices: 1544 WAZEE STREET, DENVER, Colorado (CO), 80202

## Item 2. Identity and Background
Name of person filing: N/A
Residence or business address: N/A
Present principal occupation or employment: N/A
Criminal convictions in the last five years: N/A
Civil proceedings (securities laws) in the last five years: N/A
Citizenship: N/A

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: N/A

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13G is hereby amended and supplemented as follows:

On February 3, 2025, pursuant to the Agreement and Plan of Merger, dated as of December 16, 2025 (the "Merger Agreement"), by and among Parent, Boomerang Merger Sub, Inc., a wholly owned subsidiary of Parent ("Merger Sub"), and Inspirato Incorporated (the "Company"), Merger Sub merged with and into the Company, with the Company surviving the Merger as a wholly owned subsidiary of Parent (the "Merger"). At the effective time of the Merger (the "Effective Time"), upon the terms and subject to the conditions set forth in the Merger Agreement, each share of Inspirato's Class A common stock, par value $0.0001 per share ("Class A common stock"), issued and outstanding immediately prior to the Effective Time (other than shares owned by Parent, Merger Sub, or the Company, or any of their respective subsidiaries or held by stockholders who properly demanded appraisal) was converted into the right to receive $4.27 per share in cash, subject to applicable withholding (the "Merger Consideration"). Additionally, pursuant to the Merger Agreement, the warrants to purchase shares of Class A common stock held by One Planet Group were cashed out based on the excess of the Merger Consideration over the exercise price per share of the warrants.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Initial Schedule 13D is amended in its entirety as follows:

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 5(a).

As of the Effective Time of the Merger, (i) all of the shares of Class A common stock that were previously beneficially owned by the Reporting Persons were converted into cash consideration in the Merger and (ii) all of the warrants that were beneficially owned by the Reporting Persons were cashed out based on the excess of the Merger Consideration over the exercise price of the warrants, each as disclosed in Item 4.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Initial Schedule 13D is amended in its entirety as follows:

As of the Effective Time of the Merger and as of the date hereof, each of the Reporting Persons did not beneficially own any shares of Class A common stock or any warrants to purchase shares of Class A common stock.
Transactions in the class effected during the past sixty days: Except as set forth in Item 4 to this Schedule 13D, none of the Reporting Persons have effected any transaction in the Issuer's Class A common stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: On the Effective Date, the Reporting Persons ceased to be beneficial owners of more than 5% of the Issuer's Class A common stock.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: N/A

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: N/A

## Signatures
- One Planet Group LLC: Tatevik Davtyan, Secretary (02/11/2026)
- Payam Zamani: Payam Zamani, Chief Executive Officer & Chairman (02/11/2026)